UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 8, 2006

GRAVITY Co., Ltd.

(Translation of registrant’s name into English)

14F Meritz Tower, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul, 135-934, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Contacts:	Gravity Co. Ltd
Tae Sung Hwang
82-2-2019-6140
thwang@gravity.co.kr
- or -
Tom Meyers
Taylor Rafferty, New York
1-212-889-4350
- or -
Cristina Ungureanu
Taylor Rafferty, London
44-20-7614-2900
gravity@taylor-rafferty.com

Gravity Enters into License and Distribution Agreements for Ragnarok Online 2 in Japan and Thailand

SEOUL, South Korea, November 8, 2006 -- Gravity, Co., Ltd. (Nasdaq: GRVY), an online game developer and publisher, announced that it has entered into licensing agreements for Ragnarok Online 2 (or RO2) in Japan and Thailand, pursuant to Memorandum of Understandings, or MOUs, entered into with various licensees in each country in August 2006.

The agreement was entered into with GungHo Online Entertainment in Japan on September 29, 2006 and with Asiasoft Corporation in Thailand on September 22, 2006, effective from the commercial service date of the game.

As a result of these agreements, the company is expected to earn US$ 23 million or more in license fees and minimum guaranteed payments during the first two to three years from the date that commercial service of RO2 commences in these two markets.

Mr. Il Young Ryu, Chairman and Chief Executive Officer of Gravity, said “We will continue to reinforce the strategy of expanding our global markets by penetrating into new markets with RO2 and maintaining our current markets of RO. In addition to the above two markets, we are in the final stages of negotiations to license and distribute RO2 in other countries, which we plan to disclose as soon as the operative agreements are finalized and executed. We are executing the internal alpha test of RO2 and we do not expect any difficulties in launching the beta testing of RO2 in Korea by the end of this year or early next year. In a fiercely competitive market for online games, we hope that RO2 is as successful as its predecessor RO.”

About GRAVITY CO., Ltd.

Based in Korea, Gravity is a developer and publisher of online games. Gravity’s principal product, Ragnarok Online, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 21 markets. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this 6-K may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on our current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause our actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, our ability to diversify revenue; our ability to collect, and in a timely manner, license fees and royalty payments from overseas licensees; our ability to acquire, develop, license, launch, market or operate commercially successful online games; our ability to compete effectively in a highly competitive industry; our ability to anticipate and access technological developments in our industry; our ability to recruit and retain quality employees as we grow; our ability to implement our growth strategies; and economic and political conditions globally. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual report on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this 6-K and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Mr. Tae Sung Hwang

Chief Financial Officer
Gravity Co., Ltd.
Tel: +82 (0)2 2019 6140
Email: thwang@gravity.co.kr

OR

Taylor Rafferty:
London - Cristina Ungureanu +44 (0)20 7614 2900
New York - Tom Meyers at +1 212 889 4350
Seoul - Min Kim at +82 (0)2 2000 5753
Tokyo - Yuhau Lin at +81 (0)3 5733 2620
Email: gravity@taylor-rafferty.com

#     #     #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: 11/8/2006

	By:	/s/ Tae Sung Hwang

	Name:	Tae Sung Hwang
	Title:	Chief Financial Officer